Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2017	2016
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$73	$60
Add (deduct):
Equity in earnings of unconsolidated entities	(66)	(72)
Distributions from unconsolidated entities	65	30
Amortization of capitalized interest	3	3
	$75	$21
Add fixed charges:
Consolidated interest expense[2]	56	56
Interest portion (1/3) of consolidated rent expense	27	26
	$158	$103

FIXED CHARGES:
Consolidated interest expense[2]	$56	$56
Interest portion (1/3) of consolidated rent expense	27	26
	$83	$82

RATIO OF EARNINGS TO FIXED CHARGES	1.90	1.26

[1]	Includes $19 million and $9 million of Gain on license sales and exchanges, net in 2017 and 2016, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.